EXHIBIT 99.1

FACTORS AFFECTING OUR FUTURE OPERATING RESULTS

 WE HAVE SUBSTANTIAL DEBT AND WE MAY INCUR SUBSTANTIALLY MORE DEBT, WHICH COULD AFFECT OUR ABILITY TO MEET OUR DEBT OBLIGATIONS AND MAY OTHERWISE RESTRICT OUR ACTIVITIES.

     We have substantial debt, and we may be able to incur substantial additional debt in the future. As of December 31, 2003, we had total indebtedness of approximately $196.4 million, net of cash of $45.1 million. We are also permitted by the terms of our debt instruments to incur substantial additional indebtedness, subject to the restrictions therein.

     Our debt could have important consequences to you. For example, it could:

     o make it more difficult for us to satisfy our obligations under our debt instruments;

     o require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements;

     o increase our vulnerability to general adverse economic and industry conditions, including changes in raw material costs;

     o    limit our ability to respond to business opportunities;

     o limit our ability to borrow additional funds, which may be necessary; and

     o subject us to financial and other restrictive covenants, which, if we fail to comply with these covenants and our failure is not waived or cured, could result in an event of default under our debt.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

     Our ability to make payments on our debt and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, including those described in this exhibit, that are beyond our control.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our new senior credit facility in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our senior credit facility and the senior notes, on commercially reasonable terms or at all.

THE AGREEMENTS GOVERNING OUR DEBT IMPOSE RESTRICTIONS ON OUR BUSINESS.

     The indenture governing our senior notes and the agreements governing our senior credit facility contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to:

     o    enter into sale and leaseback arrangements;

     o    incur liens; and

     o consolidate, merge, sell or lease all or substantially all of our assets;

     Our senior credit facility also requires us to meet several financial ratios.

     Our ability to comply with these agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions and are subject to the risks in this exhibit. The breach of any of these covenants or restrictions could result in a default under the indenture governing the senior notes or under our senior credit facility. An event of default under our senior credit facility would permit our lenders to declare all amounts borrowed from them to be immediately due and payable. Acceleration of our other indebtedness may cause us to be unable to make interest payments on the senior notes and repay the principal amount of the senior notes.

CURRENCY FLUCTUATIONS MAY AFFECT OUR OPERATING PROFITS.

     Because we conduct operations in many countries, our operating income can be significantly affected by fluctuations in currency exchange rates. Swiss franc-denominated expenses represent a much greater percentage of our operating expenses than Swiss franc-denominated sales represent of our net sales. In part, this is because most of our manufacturing costs in Switzerland relate to products that are sold outside Switzerland. Moreover, a substantial percentage of our research and development expenses, and general and administrative expenses are incurred in Switzerland. Therefore, if the Swiss franc strengthens against all or most of our major trading currencies (e.g., the U.S. dollar, the euro, other major European currencies and the Japanese yen), our operating profit is reduced. We also have significantly more sales in European currencies (other than the Swiss franc) than we have expenses in those currencies. Therefore, when European currencies weaken against the U.S. dollar and the Swiss franc, it also decreases our operating profits. Accordingly, the Swiss franc exchange rate to the euro is an important cross-rate monitored by the Company. We estimate that a one percent strengthening of the Swiss franc against the euro would result in a decrease in our earnings before tax of $0.8 million to $1.2 million on an annual basis. In addition to the effects of exchange rate movements on operating profits, our debt levels can fluctuate due to changes in exchange rates, particularly between the U.S. dollar and the Swiss franc. Based on our outstanding debt at December 31, 2003, we estimate that a ten percent weakening of the U.S. dollar against the currencies in which our debt is denominated, would result in an increase of approximately $4.7 million in the reported U.S. dollar value of the debt.

WE  ARE  SUBJECT  TO  CERTAIN  RISKS  ASSOCIATED  WITH  OUR   INTERNATIONAL
OPERATIONS AND FLUCTUATING CONDITIONS IN EMERGING MARKETS.

     We conduct business in many countries, including emerging markets in Asia, Latin America and Eastern Europe. In addition to the currency risks discussed above, international operations pose other substantial risks and problems for us. For instance, various local jurisdictions in which we operate may revise or alter their respective legal and regulatory requirements. In addition, we may encounter one or more of the following obstacles or risks:

     o    tariffs and trade barriers;

     o    difficulties in staffing and managing local operations;

     o credit risks arising from financial difficulties facing local customers and distributors;

     o    difficulties in protecting intellectual property;

     o    nationalization of private enterprises;

     o restrictions on investments and/or limitations regarding foreign ownership;

     o adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries; and

     o    uncertain  local  economic,   political  and  social  conditions,
          including hyper-inflationary conditions.

     We must also comply with a variety of regulations regarding the conversion and repatriation of funds earned in local currencies. For example, converting earnings from our operations in China into other currencies and repatriating these funds require governmental approvals. If we cannot comply with these or other applicable regulations, we may face increased difficulties in utilizing cash flow generated by these operations outside of China.

     Economic conditions in emerging markets have from time to time deteriorated significantly, and some emerging markets are experiencing recessionary trends, severe currency devaluations and inflationary prices. Moreover, economic problems in individual markets can spread to other economies, adding to the adverse conditions we face in emerging markets. We remain committed to emerging markets, particularly those in Asia, Latin America and Eastern Europe. However, we expect the fluctuating economic conditions will affect our results of operations in these markets for the foreseeable future.

     The past outbreak and possible recurrence of severe acute respiratory syndrome, or SARS, or other public health-related developments could have a negative impact on our results of operations. In particular, SARS-related factors may reduce our sales to affected regions and disrupt our manufacturing centers located in China. Any disruption to our manufacturing operations could result in reduced sales and increased supply chain costs.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS, AND IT MAY BE DIFFICULT TO PRESERVE OPERATING MARGINS, GAIN MARKET SHARE AND MAINTAIN A TECHNOLOGICAL ADVANTAGE.

     Our markets are highly competitive. Weighing and analytical instruments markets are also fragmented both geographically and by application, particularly the industrial and food retailing markets. As a result, we face numerous regional or specialized competitors, many of whom are well established in their markets. In addition, some of our competitors are divisions of larger companies with potentially greater financial and other resources than our company. Taken together, the competitive forces present in our markets can impair our operating margins in certain product lines and geographic markets. We expect our competitors to continue to improve the design and performance of their products and to introduce new products with competitive prices. Although we believe that we have certain technological and other advantages over our competitors, we may not be able to realize and maintain these advantages.

OUR PRODUCT DEVELOPMENT EFFORTS MAY NOT PRODUCE COMMERCIALLY VIABLE PRODUCTS IN A TIMELY MANNER.

     We must introduce new products and enhancements in a timely manner, or our products could become technologically obsolete over time, which would harm our operating results. To remain competitive, we must continue to make significant investments in research and development, sales and marketing and customer service and support. We cannot be sure that we will have sufficient resources to continue to make these investments. In developing new products, we may be required to make substantial investments before we can determine their commercial viability. As a result, we may not be successful in developing new products and we may never realize the benefits of our research and development activities.

A PROLONGED DOWNTURN OR ADDITIONAL CONSOLIDATION IN THE PHARMACEUTICAL, FOOD, FOOD RETAILING AND CHEMICALS INDUSTRIES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our products are used extensively in the pharmaceutical, food and beverage and chemical industries. Consolidation in the pharmaceutical and chemicals industries hurt our sales in prior years. A prolonged downturn or additional consolidation in any of these industries could adversely affect our operating results. In addition, the capital spending policies of our customers in these industries are based on a variety of factors we cannot control, including the resources available for purchasing equipment, the spending priorities among various types of equipment and policies regarding capital expenditures generally. Any decrease or delay in capital spending by our customers would cause our revenues to decline and could harm our profitability.

WE MAY FACE RISKS ASSOCIATED WITH FUTURE ACQUISITIONS.

     We plan to pursue acquisitions of complementary product lines, technologies or businesses. Acquisitions involve numerous risks, including:

     o difficulties in the assimilation of the acquired operations, technologies and products;

     o    diversion of management's attention from other business concerns;
          and

     o    potential departures of key employees of the acquired company.

     If we successfully identify acquisitions in the future, completing such acquisitions may result in:

     o new issuances of our stock that may be dilutive to current owners;

     o    increases in our debt and contingent liabilities; and

     o    additional amortization expenses related to intangible assets.

     Any of these acquisition-related risks could materially adversely affect our profitability.

     We may not be able to identify, successfully complete or integrate potential acquisitions in the future. However, even if we can do so, we cannot be sure that these acquisitions will have a positive impact on our business or operating results.

IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OR IF WE INFRINGE OR MISAPPROPRIATE THE PROPRIETARY RIGHTS OF OTHERS, OUR OPERATING RESULTS COULD BE HARMED.

     Our success depends on our ability to obtain and enforce patents on our technology and to protect our trade secrets. Our patents may not provide complete protection, and competitors may develop similar products that are not covered by our patents. Our patents may also be challenged by third parties and invalidated or narrowed. Although we take measures to protect confidential information, improper use or disclosure of our trade secrets may still occur.

     We may be sued for infringing on the intellectual property rights of others. The cost of any litigation could affect our profitability regardless of the outcome, and management attention could be diverted. If we are unsuccessful in such litigation, we may have to pay damages, stop the infringing activity and/or obtain a license. If we fail to obtain a required license, we may be unable to sell some of our products, which could result in a decline in our revenues.

DEPARTURES OF KEY EMPLOYEES COULD IMPAIR OUR OPERATIONS.

     We have employment contracts with each of our key employees. In addition, our key employees own shares of our common stock and have options to purchase additional shares. Nevertheless, such individuals could leave the Company. If any key employees stopped working for us, our operations could be harmed. We have no key man life insurance policies with respect to any of our senior executives.

WE MAY BE ADVERSELY AFFECTED BY ENVIRONMENTAL LAWS AND REGULATIONS.

     We  are  subject  to  various   environmental  laws  and  regulations,
including those relating to:

     o    air emissions;

     o    wastewater discharges;

     o    the handling and disposal of solid and hazardous wastes; and

     o the remediation of contamination associated with the use and disposal of hazardous substances.

     We  incur  capital  and  operating   expenditures  in  complying  with
environmental laws and regulations both in the U.S. and abroad. We are currently involved in, or have potential liability with respect to, the remediation of past contamination in facilities both in the U.S. and abroad. In addition, some of these facilities have or had been in operation for many decades and may have used substances or generated and disposed of wastes that are hazardous or may be considered hazardous in the future. These sites and disposal sites owned by others to which we sent waste may in the future be identified as contaminated and require remediation. Accordingly, it is possible that we could become subject to additional environmental liabilities in the future that may harm our results of operations or financial condition.

WE MAY BE ADVERSELY AFFECTED BY FAILURE TO COMPLY WITH REGULATIONS OF GOVERNMENTAL AGENCIES.

     Our products are subject to regulation by governmental agencies. These regulations govern a wide variety of activities relating to our products, from design and development, to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with these regulations, we may have to recall products and cease their manufacture and distribution. In addition, we could be subject to fines or criminal prosecution.

GUIDELINES   RELATING   TO   ACCOUNTING   FOR   GOODWILL   COULD  MAKE  OUR
ACQUISITION-RELATED CHARGES LESS PREDICTABLE IN ANY GIVEN REPORTING PERIOD.

     Starting in 2002, our goodwill amortization charges have ceased. As at December 31, 2003 our consolidated balance sheet included goodwill of $421.9 million and other intangible assets of $126.9 million.

     Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements.

     In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), our goodwill and indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The annual evaluation is based on valuation models that estimate fair value based on expected future cash flows and profitability projections. In preparing the valuation models we consider a number of factors, including operating results, business plans, economic conditions, future cash flows, and transactions and market place data. There are inherent uncertainties related to these factors and our judgment in applying them to the impairment analyses. The significant estimates and assumptions within our fair value models include sales growth, controllable cost growth, perpetual growth, effective tax rates and discount rates. Our assessments to date have indicated that there has been no impairment of these assets.

     Our drug discovery reporting unit is sensitive to changes in Biopharma capital spending and, drug discovery experienced a double-digit decline in revenue and profitability during 2003. However, the fair value of the Company's drug discovery reporting unit exceeded its carrying value of $29 million as of September 30, 2003 and December 31, 2003. In accordance with the provisions of SFAS 142, the Company will monitor the fair value of this reporting unit closely to determine if the 2004 business plan is being achieved. For example, we will monitor whether the forecasted benefits of our drug discovery cost reduction programs are being realized, including the program of manufacturing site rationalization currently in progress.

     Should any of these estimates or assumptions in the preceding paragraphs not be accurate, or should we incur lower than expected operating performance or cash flows, we may experience a triggering event that requires a new fair value assessment for our reporting units prior to the required annual assessment. These types of events and resulting analysis could result in impairment charges for goodwill and other indefinite lived intangible assets if the fair value estimate declines below the carrying value.

     Our amortization expense related to intangible assets with finite lives may materially change should our estimates of their useful lives change.

IF WE ARE REQUIRED TO ACCOUNT FOR EMPLOYEES' OPTIONS UNDER OUR STOCK OPTION PLAN AS A COMPENSATION EXPENSE, IT WOULD REDUCE OUR NET EARNINGS.

     There has been increasing public debate in the U.S. and elsewhere about the proper accounting treatment for employee stock options. Although we are not currently required to record any compensation expense in connection with option grants that have an exercise price at or above fair market value, it is possible that future laws or regulations will require us to treat all stock options as a compensation expense. Note 12 to our financial statements shows the impact that such a change in accounting treatment would have had on our net earnings and earnings per share if it had been in effect during the past three fiscal years and if the compensation expense were calculated as described in Note 12.

UNANTICIPATED CHANGES IN OUR TAX RATES OR EXPOSURE TO ADDITIONAL INCOME TAX LIABILITIES COULD IMPACT OUR PROFITABILITY.

     We are subject to income taxes in both the United States and various other foreign jurisdictions, and our domestic and international tax liabilities are subject to allocation of expenses among different jurisdictions. Our effective tax rates could be adversely affected by:

     o    changes in the mix of earnings by jurisdiction

     o    changes in tax laws or tax rates

     o    changes in the valuation of deferred tax assets and liabilities

     o    material audit adjustments.

     In particular, the carrying value of deferred tax assets, which are predominantly in the U.S., is dependent upon our ability to generate future taxable income in the U.S. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability.